Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: June 24, 2015

DON’T LET THE VALUE OF YOUR SILVER BULLION TRUST INVESTMENT MELT AWAY Sprott Asset Management LP ACT NOW TO GET THE SPROTT ADVANTAGE TENDER YOUR SILVER BULLION TRUST UNITS BY JULY 10, 2015 BY CALLING 1-888-518-6805.

Sprott
Asset Management LP

Dear Silver Bullion Trust Unitholder,

You invested in Silver Bullion Trust (SBT) because you wanted to own physical silver without storing it yourself. You expected your units of SBT would reflect the value of silver but they have persistently traded at a significant discount to the price of silver.

Sprott's offer to exchange your units of SBT for units of Sprott Physical Silver Trust gives you everything you signed on for in a physical bullion investment, plus a number of additional benefits that are important to you.

With Sprott Physical Silver Trust, you keep your silver and get more value for it, while knowing it is stored securely at the Royal Canadian Mint without the credit risks of dealing with a bank. You will also rest easier knowing that the manager of your silver is a professional, regulated entity and not an unregulated "home business" run from a residential address in Hamilton, Ontario that doesn't provide you with important details about its employees and operations.

Why Take Action Now

Your SBT units are worth less than the actual price of the silver you own. Even if you think you are comfortable with your current SBT investment, you should know your investment is not worth as much as it should be. We encourage you to keep reading and learn why it is important to act now.

Your SBT units do not trade like silver or at the price of silver. In fact, over the last 6 years they have persistently traded at values that are significantly lower than the price of silver – at times more than 30% lower. What does a discount like that mean when it is time for you or your family to cash in your investment? As you can see in the chart on page 3, Sprott's professional management would mean that your investment behaves like silver over the long haul whereas SBT's units have not done so.

You can benefit from Sprott's superior investment platform, its commitment to marketing and its physical redemption features – all of which Sprott expects will result in a meaningful reduction in the current net asset value (NAV) discount hurting your investment.

Based on the relative trading values to NAV of the Sprott Physical Silver Trust, the proposed exchange offer would unlock US$0.91 per unit for SBT unitholders[1]. Put simply, for every US$100 worth of SBT units held they would be worth US$109 worth of Sprott Physical Silver Trust units.

As you can see from the table below, the average weekly value[2] of your SBT investment since the time Sprott made its offer could be worth substantially more:

Week Of	Value of Your SBT units	Value Had You Deposited to the Sprott Offer
June 15, 2015	$10.48	$11.43
June 8, 2015	$10.63	$11.40
June 1, 2015	$11.28	$11.88
May 25, 2015	$11.38	$12.01
May 18, 2015	$11.55	$12.12
May 11, 2015	$11.29	$11.65
May 4, 2015	$11.04	$11.42
May 27, 2015	$11.08	$11.48
April 20, 2015	$10.45	$11.47

The Problem With Leaving Your Investment At Silver Bullion Trust

Persistent Discount. Sprott believes SBT units persistently trade at a discount to NAV because SBT's management does not reinvest the fees it collects from you in marketing SBT. Instead, your fees go to support the lifestyle of the 'family and friends' trustees and administrator who are supposed to be taking care of your silver and ensuring it trades at or near its NAV.

[1] US$0.91 per unit in value is based on relative trading values to NAV at the time Sprott announced its intention to make the offers on April 23, 2015.

[2] Based on average daily closing prices of Sprott Physical Silver Trust units and SBT units (Monday to Friday) on the NYSE Arca (Sprott Physical Silver Trust) and Toronto Stock Exchange (SBT), the respective average daily NAVs of Sprott Physical Silver Trust units and SBT units (Monday to Friday) and on a NAV to NAV exchange basis.

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 Punitive Redemption Feature. SBT features a punitive redemption feature that only permits you to redeem your units for less than market value. SBT does not allow you to redeem for physical silver. Think about this — you purchased silver but can never get your hands on it — does that make sense? Commercial Bank Storage. Do you know where your silver is? SBT stores your silver in an ordinary commercial bank vault. They call it “level 3 storage” which they claim is the “highest security standard”. What they don’t want you to know is that “level 3” is simply a reference to what floor in the basement to get off at for the vault. Paying More Fees Than You Should: You are paying much more in fees at SBT than you should be. SBT is currently charging fees on a NAV basis while its units are trading at a significant discount to NAV. This fee is even higher when you consider that the duties and responsibilities of SBT’s management are extremely limited. What’s even worse is they do not appear to reinvest the fees they collect in the product or make any effort to market SBT in order to create value for their unitholders. No Plan to End Discount. In a press release dated June 9, 2015, SBT trustee, Ian McAvity, acknowledged that, “the unusually elevated discounts to NAV at which SBT units have recently traded are of concern to investors…” Mr. McAvity’s further comments confirmed that, after many years of persistent discounts endured by SBT unitholders, SBT’s trustees and its administrator have no plan to eliminate these discounts. A “passive investment” should not mean a manager does nothing when your investment has declined. Seemingly Conflicted Trustees and Administrator. Since its inception, SBT has had a contract with an Ontario-based holding company to provide administration services to the fund. As it turns out, this holding company is owned by the family of SBT Chairman and CEO J.C. Spicer. Since SBT started in 2009, the Spicer family appears to have collected half a million dollars in administrative fees from unitholders and provided little in return. All of the incumbent SBT trustees also sit, or have sat, on at least one of the boards of two other bullion funds managed by the Spicers and/or are “consultants” of a Spicer family holding company. In addition, a number of the incumbent SBT directors have participated in a variety of business ventures with the Spicers. If the Spicers can continue to collect thousands in fees through an underperforming, family-controlled administrator then what incentive do they or their friends on SBT’s board have to change and provide real value to SBT unitholders like you? SPROTT CAN GIVE YOU THE INVESTMENT YOU THOUGHT YOU WERE GETTING IN SILVER BULLION TRUST Did You Know? Your Silver Bullion Trust units are worth less than the actual price of the silver you own. In fact, over the last six years, they have persistently traded at values that are significantly lower than the price of silver - at times more than 30% lower. Sprott is uniquely positioned to provide you with a meaningful choice about how your physical bullion is managed. Sprott has the proven track record and best-in-class platform which it believes can address the persistent SBT trading discount, lack of liquidity and lack of asset growth. Sprott offers an industry-leading physical redemption feature and actively markets Sprott Physical Silver Trust to investors. This commitment to marketing creates buying demand that supports the price of Sprott Physical Silver Trust’s units, enhances liquidity and leads to asset growth. THE SPROTT ADVANTAGE 1. Secure Storage Outside the Banking System. Sprott’s physical silver is fully allocated and stored at the Royal Mint in Canada. Unlike SBT and most traditional exchange-traded precious metals funds, there is no financial institution between unitholders and Sprott’s physical bullion. The Royal Canadian Mint has been refining and storing silver for over a century and is backed by the Canadian government. They set the security standard before there were security standards and their vault is the highest standard Underwriters’ Laboratories of Canada certified Class 10 vault. The physical bullion is subject to regular inspection and audits. At least once a year Sprott and its auditor go in and physically inspect the silver.

2. Ability to Redeem Units for Physical Silver Bullion. Sprott Physical Silver Trust unitholders who hold certain minimum dollar value equivalents have the ability to redeem their units for physical bullion on a monthly basis. The custodian of the physical bullion can deliver the bars almost anywhere in the world via an armored transportation service carrier. All physical redemptions are equal to 100% of the NAV of the redeemed units. This is compared to SBT, which only allows redemptions for cash (not physical bullion) and generally at only 90% of trading value. Think about this – SBT's seemingly conflicted administrator has absolutely no incentive to have your investment trade at or near NAV: you cannot sell your investment on a stock exchange for what it is worth (i.e. at or near its NAV); you can generally only redeem your investment for 90% of its trading value (which is already less than its NAV) and SBT's Chairman and CEO collects fees based on the NAV of your silver!

3. Fully Allocated Physical Bullion - No Exceptions. Sprott Physical Silver Trust's bullion holdings are fully allocated. Unlike other bullion funds, Sprott Physical Silver Trust does not have an unallocated account that is used to facilitate transfers of bullion between financial institutions that act as authorized participants. Without exception, all of the bullion owned by Sprott Physical Silver Trust is held in its allocated accounts in physical bars.

4. Potential to Trade at a Premium to Net Asset Value. Because of its unique features, Sprott Physical Silver Trust consistently trades at or near NAV and has the potential to trade at a premium to NAV, even in bear Silver markets.

Important Facts You Should Know

Sprott is offering a meaningful 9% premium. The exchange of your SBT units for Sprott Physical Silver Trust units on a NAV-to-NAV basis represents an approximate 9% premium[3].

Sprott's offer and fees are the best option. SBT trustees are recommending that you give up an immediate US$0.91 per SBT unit in order to save US$0.04 per SBT unit annually. By this logic SBT trustees would have you pass on a free car just so you could save on gas. In fact, it would take more than 25 years for the difference in fees charged by Sprott to equal the immediate value created by narrowing the trading discount at SBT.

Tax Deferral. Sprott's offer has been structured so that the transaction should qualify as a tax-deferred Reorganization under Section 368 of the U.S. Tax Code. In addition, despite the comments of SBT, Sprott Physical Silver Trust is in a position to manage any tax consequences of physical redemptions such that the risk of the tax consequences described by SBT and its trustees should be minimal.

[3]Based on the volume-weighted average prices of the Sprott Physical Silver Trust units on NYSE Arca, and SBT Units on Toronto Stock Exchange, for the 20 trading days ended April 22, 2015 and calculated in a manner consistent with the exchange ratio as at May 22, 2015.

[4]Based on the fee structures of SBT and Sprott Physical Silver Trust relative to their NAV as of April 22, 2015.

Sprott Physical Silver Trust is the Better Investment

SBT has proven to be a poor representation of the price of silver, persistently trading at a discount.

This is a bad result if the purpose of the fund is to accurately provide exposure to the movements in the prices of the underlying commodity.



SBT Premium / (Discount) - Last 2 Years
(US$/share)
16.00
14.00
12.00
10.00
8.00
5.0%
0.0%
-5.0%
-10.0%
-15.0%
(Premium / (Discount))
Jun-13
Aug-13
Oct-13
Dec-13
Feb-14
Apr-14
Jun-14
Aug-14
Oct-14
Dec-14
Feb-15
Apr-15
Jun-15
Premium / (Discount)
SBT Price
SBT NAV

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I’M SOLD! HOW DOES IT WORK? Here’s how the exchange will work: • You will receive units of Sprott Physical Silver Trust in exchange for your units of SBT. • The number of Sprott Physical Silver Trust units to be distributed to each SBT unitholder will be determined on a NAV to NAV basis. For example, based on the NAV per unit of Sprott Physical Silver Trust US$6.66 and SBT US$10.00 on May 22, 2015, you would receive 1.5 Sprott Physical Silver Trust units for each SBT unit tendered to the Sprott offer. • You can contact Kingsdale Shareholder Services if you wish to obtain an indicative exchange ratio. • The exchange ratio will be calculated two business days before the expiry date of the offer, currently July 8th and the exchange ratio will be announced by 9:00 a.m. (Toronto time) one business day before the expiry of the offer on July 9th. • Your units of Sprott Physical Silver Trust are backed by underlying silver stored at the Royal Canadian Mint. • Regardless of any unitholders’ redemptions — units that are outstanding are always backed by physical silver. • The number of Sprott Physical Silver Trust units that you will receive would be the same regardless of which option (Exchange Offer Election or Merger Election) you select. • You will not be required to pay any fee or commission to SBT or Sprott when you participate in the offer and each unit carries the right to vote at Sprott Physical Silver Trust unitholder meetings. WHAT DO I NEED TO DO? 1. Make your personal election: • Merger Election — this will be tax deferred for Canadian holders and should be tax deferred for U.S. holders. • Exchange Offer Election — for Canadian unitholders that wish to realize a gain (or loss) for Canadian income tax purposes. • If you do not make an election you will be deemed to have made the Merger Election 2. Contact your broker or financial representative to find out how to tender your units. 3. If you hold your units directly through CST Trust Company, please complete the Letter of Transmittal that you received and submit it to Kingsdale Shareholder Services along with your unit certificates. If you have any questions please contact Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or 1-416-867-2272 (outside of North America) or contactus@kingsdaleshareholder.com. Sincerely, [John Wilson] John Wilson CEO, Sprott Asset Management Important Notice Sprott’s offer for Central Silver Trust (“SBT”) and Sprott’s offer for Silver Bullion Trust (“SBT”) (each a “Sprott offer”) are each subject to conditions. Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, each of Sprott Physical Silver Trust and Sprott Physical Silver Trust (collectively, the “Sprott Physical Trusts”) has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each a “Registration Statement”), which contains a  prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Silver Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for SBT. This document is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO. SBT AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, SBT, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of SBT, SBT, Sprott Physical Silver Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted. This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

 How Does It Work? Here’s how the exchange will work: • You will receive units of Sprott Physical Silver Trust in exchange for your units of SBT. • The number of Sprott Physical Silver Trust units to be distributed to each SBT unitholder will be determined on a NAV to NAV basis. For example, based on the NAV per unit of Sprott Physical Silver Trust US$6.66 and SBT US$10.00 on May 22, 2015, you would receive 1.5 Sprott Physical Silver Trust units for each SBT unit tendered to the Sprott offer. • You can contact Kingsdale Shareholder Services if you wish to obtain an indicative exchange ratio. • The exchange ratio will be calculated two business days before the expiry date of the offer, currently July 8th and the exchange ratio will be announced by 9:00 a.m. (Toronto time) one business day before the expiry of the offer on July 9t h. • Your units of Sprott Physical Silver Trust are backed by underlying silver stored at the Royal Canadian Mint. • Regardless of any unitholders’ redemptions — units that are outstanding are always backed by physical silver. • The number of Sprott Physical Silver Trust units that you will receive would be the same regardless of which option (Exchange Offer Election or Merger Election) you select. • You will not be required to pay any fee or commission to SBT or Sprott when you participate in the offer and each unit carries the right to vote at Sprott Physical Silver Trust unitholder meetings. What Do I Need to Do? 1. Make your personal election: • Merger Election — this will be tax deferred for Canadian holders and should be tax deferred for U.S. holders. • Exchange Offer Election — for Canadian unitholders that wish to realize a gain (or loss) for Canadian income tax purposes. • If you do not make an election you will be deemed to have made the Merger Election. 2. Contact your broker or financial representative to find out how to tender your units. 3. If you hold your units directly through CST Trust Company, please complete he Letter of Transmittal that you received and submit it to Kingsdale shareholder Services along with your nit certificates. THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER IS: KINGSDALE Shareholder Services By Mail The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2 By Registered Mail, Hand or by Courier The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2 North American Toll Free Phone: 1-888-518-6805 E-mail: contactus@kingsdaleshareholder.com Facsimile: 416-867-2271 Toll Free Facsimile: 1-866-545-5580 Outside North America, Banks and Brokers Call Collect: 416-867-2272 Any questions of requests for assistance or additional copies of the Offer and Circular may be directed by SBT Unitholders to the Depositary and Information Agent at its telephone number and location set out above. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.